 Exhibit 99.1

SECOND QUARTER REPORT	JUNE 30, 2014

Dear Unitholders:

Net income for the three months ended June 30, 2014 was $39.2 million ($0.42 per unit), compared to $35.2 million ($0.38 per unit) during the same period in 2013. Equity per unit increased to $33.42 per unit from $33.18 per unit at the end of 2013.

Funds from operations was $38.6 million ($0.41 per unit) for the three months ended June 30, 2014, compared to $35.4 million ($0.38 per unit) during the same period in 2013. Adjusted funds from operations was $31.5 million ($0.34 per unit) for the three months ended June 30, 2014, compared to $27.7 million ($0.30 per unit) during the same period in 2013.

Net operating income from commercial properties decreased by $2.0 million to $66.4 million for the three months ended June 30, 2014, compared to $68.4 million during the same period in 2013. Same-property net operating income decreased to $64.8 million, $3.6 million below the same period in 2013.

HIGHLIGHTS FOR THE SECOND QUARTER

Brookfield Canada Office Properties (the “Trust” or “BOX”) leased 156,000 square feet of space, at an average net rent of $31 per square foot compared to an average expiring net rent of $30 per square foot. The Trust’s occupancy rate finished the quarter at 94.5%. This compares favourably with the Canadian national average of 91.2%.

Leasing highlights from the second quarter include:

-	An average nine-year, 26,000-square-foot renewal and expansion with Bain and Company at Hudson’s Bay Centre
-	A five-year, 26,000-square-foot new lease with Brookfield Corporate Operations at Brookfield Place Toronto
-	A five-year, 14,000-square-foot new lease with Prinova Inc. at Queen’s Quay Terminal
-	A 10-year, 10,000-square-foot renewal with General Reinsurance Corporation at First Canadian Place

Construction continues on schedule at Bay Adelaide East development project in Toronto. The project has reached a tower core level of 35 and structural steel is complete to level 26. The podium core has been completed and structural steel installation on the podium is nearing completion. Bay Adelaide East is currently 60% pre-leased and is on target to be completed in late 2015.

Received BOMA 360 designations for six of the Trust’s properties. The new BOMA 360 properties are 105 Adelaide St. West, HSBC Building, Brookfield Place Toronto, Hudson’s Bay Centre, and Queen’s Quay Terminal in Toronto, and Bankers Court in Calgary. The Trust anticipates achieving the BOMA 360 International designation for the remaining properties by the end of 2014.

DISTRIBUTION DECLARATION

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1033 per Trust unit payable on September 15, 2014 to holders of Trust Units of record at the close of business on August 29, 2014.

OUTLOOK

“While leasing velocity has slowed somewhat in recent quarters we continue to deliver strong financial results due in large part to our proactive, long-term leasing and financing strategies,” said Jan Sucharda, president and chief executive officer. “Our Bay Adelaide East development project continues to progress as we position to add this asset to our already market-leading office portfolio in Toronto.”

Jan Sucharda

President and Chief Executive Officer

July 21, 2014

2	Q2/2014 Interim Report

Portfolio by City

Brookfield Canada Office Properties’ portfolio is composed of interests in 28 premier office properties totaling 20.8 million square feet, including 4.1 million square feet of parking and other. Landmark properties include Brookfield Place Toronto and First Canadian Place in Toronto and Bankers Hall in Calgary. Our development portfolio consists of a 980,000 square foot property in the downtown core of Toronto.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking and Other	Total	Ownership Interest %	Owned Interest
TORONTO
Brookfield Place Toronto
Bay Wellington Tower	1	96.1%	1,297	44	1,341	68	1,409	100%	1,409
Retail & Parking(1)	1	89.6%	—	52	52	503	555	56%	308
First Canadian Place	1	90.2%	2,380	240	2,620	215	2,835	25%	709
Bay Adelaide West	1	86.3%	1,156	33	1,189	408	1,597	100%	1,597
Exchange Tower	1	87.4%	962	68	1,030	203	1,233	50%	616
Hudson's Bay Centre	1	96.2%	533	212	745	175	920	100%	920
2 Queen St. East	1	100.0%	448	16	464	71	535	25%	134
Queen’s Quay Terminal	1	97.6%	429	55	484	27	511	100%	511
151 Yonge St.	1	82.1%	289	11	300	113	413	25%	103
105 Adelaide St. West	1	98.0%	177	7	184	31	215	100%	215
HSBC Building	1	90.6%	194	—	194	34	228	100%	228
22 Front St. West	1	100.0%	137	7	144	2	146	100%	146
	12	91.7%	8,002	745	8,747	1,850	10,597		6,896

OTTAWA
Place de Ville I	2	90.0%	571	11	582	365	947	25%	237
Place de Ville II	2	91.4%	598	11	609	330	939	25%	235
Jean Edmonds Towers	2	99.8%	542	10	552	110	662	25%	166
	6	93.6%	1,711	32	1,743	805	2,548		638

CALGARY
Bankers Hall	3	100.0%	1,939	223	2,162	482	2,644	50%	1,322
Bankers Court	1	100.0%	257	7	264	70	334	50%	167
Suncor Energy Centre	2	99.9%	1,706	25	1,731	348	2,079	50%	1,040
Fifth Avenue Place	2	99.2%	1,428	49	1,477	294	1,771	50%	885
	8	99.8%	5,330	304	5,634	1,194	6,828		3,414
VANCOUVER
Royal Centre	1	88.0%	488	94	582	258	840	100%	840

OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL COMMERCIAL PROPERTIES	28	94.5%	15,531	1,178	16,709	4,107	20,816		11,791

DEVELOPMENT
TORONTO
Bay Adelaide East(2)	1	60.0%	980	—	980	—	980	100%	980

TOTAL PORTFOLIO	29		16,511	1,178	17,689	4,107	21,796		12,771

(1)	Brookfield Canada Office Properties owns a 50% interest in the retail operations and is entitled to a 56% interest in the parking operations.
(2)	The development was acquired on an “as-if-completed-and-stabilized basis” as described on page 12 of the MD&A under Commercial Development.

Brookfield Canada Office Properties	3

Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS	6

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	6

PART II – FINANCIAL STATEMENT ANALYSIS	10

PART III – RISKS AND UNCERTAINTIES	26

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	29

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	32

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	36

UNITHOLDER INFORMATION	42

4	Q2/2014 Interim Report

FORWARD-LOOKING STATEMENTS

This interim report to unitholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in the Trust’s documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Canada Office Properties	5

Management’s Discussion and Analysis of Financial Results

July 21, 2014

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2014, includes material information up to July 21, 2014. Financial data provided has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX,” the “Trust,” “we”, “our” or “us” ) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”), a wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”), on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired BPO’s interest in Brookfield Place Toronto, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from BPO, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa and on July 11, 2013, we acquired Bay Adelaide East from BPO totaling 980,000 square feet in Toronto.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated interim financial statements and appended notes, which begin on page 32 of this report. In Part II – Financial Statement Analysis, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

We included our discussion of operating performance on an IFRS basis beginning on page 19 of the MD&A followed by a discussion of non-IFRS measures. Included in non-IFRS measures are commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. Commercial property net operating income, funds from operations and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting or including interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to transaction costs, fair value gains (losses), and certain other non-cash items. Adjusted funds from operations is defined by us as funds from operations net of second-generation leasing commissions and tenant improvements, maintaining value capital expenditures, and straight-line rental income.

Commercial property net operating income is an important measure that we use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing the performance of real estate. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. We provide the components of commercial property net operating income, a reconciliation of net income to commercial property net operating income, a full reconciliation of net income to funds from operations and adjusted funds from operations, and a reconciliation of cash generated from operating activities to adjusted funds from operations beginning on page 22.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

BOX is a publicly traded, real estate investment trust listed on the Toronto and New York stock exchanges under the symbol BOX.UN and BOXC, respectively.

The Trust invests, develops and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver.

At June 30, 2014, the carrying value of BOX’s total assets was $5,626.2 million. During the three months ended June 30, 2014, we generated $39.2 million of net income ($0.42 per unit), $38.6 million of funds from operations ($0.41 per unit), and $31.5 million of adjusted funds from operations ($0.34 per unit).

6	Q2/2014 Interim Report

FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per-unit amounts)	2014	2013	2014	2013
Results of operations
Commercial property revenue	$124.9	$130.9	$250.5	$259.2
Net income	39.2	35.2	81.3	81.7
Funds from operations(1)	38.6	35.4	79.5	73.6
Adjusted funds from operations(1)	31.5	27.7	71.2	58.0
Distributions	28.4	27.2	55.7	54.5
Per unit amounts – attributable to unitholders
Net income	0.42	0.38	0.87	0.88
Funds from operations(1)	0.41	0.38	0.85	0.79
Adjusted funds from operations(1)	0.34	0.30	0.76	0.62
Distributions	0.30	0.29	0.59	0.58

(Millions, except per-unit amounts)	Jun. 30, 2014	Dec. 31, 2013
Balance sheet data
Total assets	$5,626.2	$5,608.8
Investment properties	5,486.2	5,390.2
Investment property and corporate debt	2,331.2	2,354.9
Total equity	3,118.5	3,092.3
Total equity per unit	33.42	33.18

(1)	Non-IFRS measure. Refer to description of non-IFRS measures and reference to reconciliation to comparable IFRS measures beginning on page 21.
(2)	Current year amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Prior year amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 24.

COMMERCIAL PROPERTY OPERATIONS

Our strategy to own premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 28 properties totaling 20.8 million square feet, including 4.1 million square feet of parking and other. Our development portfolio consists of the Bay Adelaide East development site totaling 980,000 square feet. Our markets are the financial, government and energy sectors in the cities of Toronto, Ottawa, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

Brookfield Canada Office Properties	7

The following table summarizes our commercial property portfolio by region as at June 30, 2014:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt(1) (Millions)	Net Book Equity(2) (Millions)
Commercial properties
Eastern region	19	13,148	7,537	$3,198.5	$424	$1,413.8	$1,784.7
Western region	9	7,668	4,254	1,975.9	464	914.1	1,061.8
Total	28	20,816	11,791	$5,174.4	$439	$2,327.9	$2,846.5

(1) Excludes debt associated with our development property and corporate debt.

(2) Represents fair value less debt and excludes working capital and is a non-IFRS measure.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Imperial Oil and Talisman Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 26.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 5.6% of our leases, on average, mature annually up to 2019.

Our average lease term is eight years. The following is a breakdown of lease maturities by region with associated in-place rental rates on our commercial properties:

Total Portfolio				Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	919	5.5		723	8.3		112	6.4
2014	226	1.4	$30	170	2.0	$34	12	0.7	$24
2015	1,255	7.5	24	421	4.8	33	545	31.3	15
2016	1,353	8.1	26	781	8.9	28	43	2.5	22
2017	662	4.0	30	570	6.5	30	8	0.4	15
2018	746	4.5	32	492	5.6	29	3	0.2	20
2019	925	5.5	29	697	8.0	28	86	4.9	23
2020	1,311	7.8	34	1,008	11.5	32	9	0.5	27
2021 & beyond	9,312	55.7	30	3,885	44.4	30	925	53.1	23
Parking and other	4,107	—	—	1,850	—	—	805	—	—
Total	20,816	100.0		10,597	100.0		2,548	100.0
Average market net rent(2) (3)			$32			$33			$19

Calgary, Alberta				Vancouver, B.C.			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	14	0.2		70	12.0		—	—
2014	40	0.7	$37	4	0.7	$28	—	—	$—
2015	229	4.1	31	60	10.3	26	—	—	—
2016	484	8.6	24	45	7.7	27	—	—	—
2017	62	1.1	28	22	3.8	28	—	—	—
2018	224	4.0	38	27	4.7	35	—	—	—
2019	104	1.8	43	37	6.4	26	1	33.3	28
2020	242	4.3	43	52	8.9	35	—	—	—
2021 & beyond	4,235	75.2	34	265	45.5	16	2	66.7	26
Parking and other	1,194	—	—	258	—	—	—	—	—
Total	6,828	100.0		840	100.0		3	100.0
Average market net rent(2)			$36			$30			$—

(1) Net rent at expiration of lease.

(2) Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 21 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3) Average market net rent for Toronto reflects higher market rents for Brookfield Place Toronto and Bay Adelaide West, which comprise 30% of BOX’s exposure in Toronto.

8	Q2/2014 Interim Report

Commercial Development

The following table summarizes our Bay Adelaide East development project at June 30, 2014:

			Number of	Owned
(Square feet in 000’s)	Region	Location	Sites	Interest	Leasable Area
Bay Adelaide East	Toronto	Bay and Adelaide Street	1	100%	980

Bay Adelaide East is 60% pre-leased to anchor tenants Deloitte LLP and Borden Ladner Gervais and is targeted to be completed in late 2015.

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income per unit;
•	Commercial property net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Total equity per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income, a reconciliation of net income to commercial property net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 22 of this MD&A.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

Brookfield Canada Office Properties	9

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $5,626.2 million at June 30, 2014 (compared to $5,608.8 million at December 31, 2013). The following is a summary of our assets:

(Millions)	Jun. 30, 2014	Dec. 31, 2013
Non-current assets
Investment properties
Commercial properties	$5,174.4	$5,158.2
Commercial developments	311.8	232.0
	5,486.2	5,390.2
Current assets
Tenant and other receivables	33.9	17.5
Other assets	7.6	6.3
Cash and cash equivalents	98.5	194.8
	140.0	218.6
Total	$5,626.2	$5,608.8

COMMERCIAL PROPERTIES

Commercial properties comprise of our direct interests in wholly owned commercial properties and our proportionate share of the related assets, liabilities, revenue and expenses in our jointly controlled commercial properties.

The fair value of our commercial properties was $5,174.4 million as at June 30, 2014 (compared to $5,158.2 million at December 31, 2013). The increase in value of commercial properties is attributable to capital expenditures, leasing costs and the recognition of fair value gains as a result of improvements to tenant profiles and valuation parameters in the Western region; offset by net fair value losses as a result of lower rental revenue and recoveries and changes in leasing assumptions in the Eastern region.

A breakdown of our commercial properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	Jun. 30, 2014	Dec. 31, 2013
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	19	13,148	7,537	$3,198.5	$3,207.5
Western region	9	7,668	4,254	1,975.9	1,950.7
Total commercial properties	28	20,816	11,791	$5,174.4	$5,158.2
Fair value per Sq. Ft.				$439	$437

The key valuation metrics for our commercial properties are as follows:

	June 30, 2014			December 31, 2013
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.50%	6.00%	6.46%	8.00%	6.00%	6.49%
Terminal cap rate	7.00%	5.25%	5.67%	7.00%	5.25%	5.67%
Hold period (yrs)	12	10	11	13	10	11

Western region
Discount rate	6.75%	6.00%	6.34%	6.75%	6.00%	6.34%
Terminal cap rate	6.00%	5.50%	5.65%	6.00%	5.50%	5.65%
Hold period (yrs)	11	10	10	11	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cash flows. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $122.0 million and $159.3 million, or 2.4% and 3.1%, respectively, at June 30, 2014.

10	Q2/2014 Interim Report

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Office Properties Management LP (“BOPM LP”) (formerly Brookfield Properties Management Corporation prior to October 1, 2013), a subsidiary of BPO. We may experience a delay between lease commencement and the payment of leasing costs due to timing of the tenant installation and the required inspections and certifications. For the three and six months ended June 30, 2014, such expenditures totaled $5.0 million and $9.4 million, respectively (compared to $4.0 million and $6.3 million during the same periods in 2013). The increase is primarily related to tenant installation costs incurred on the lease-up of space at Bankers Hall, Fifth Avenue Place, and Brookfield Place Toronto.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and six months ended June 30, 2014 totaled $4.5 million and $5.7 million, respectively (compared to $1.3 million and $4.6 million during the same periods in 2013). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our commercial properties.

Capital expenditures include maintaining value expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the three and six months ended June 30, 2014, maintaining value capital expenditures totaled $1.2 million and $1.5 million, respectively (compared with $1.3 million and $1.7 million during the same periods in 2013), while the remaining capital expenditures of $3.3 million and $4.2 million, respectively (compared with $nil and $2.9 million during the same periods in 2013) primarily consist of the washroom upgrades at Fifth Avenue Place, Royal Centre and Brookfield Place Toronto, external plaza membrane and common area upgrades at Fifth Avenue Place, and the floor conversion project at First Canadian Place. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the three and six months ended June 30, 2014, $3.8 million and $5.0 million, respectively, of our total capital expenditures were recoverable (compared with $2.3 million and $4.4 million during the same periods in 2013).

The following table summarizes the second-generation leasing commissions and tenant improvements, and maintaining value capital expenditures recorded on our commercial properties during the three and six months ended June 30, 2014. “Second-generation” leasing commissions and tenant improvements includes both new and renewal tenants for all of our properties with the exception of Bay Adelaide West that is considered “first-generation” since it was a new development completed in 2009 and associated leasing costs may not be representative of our normal spend. Second-generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants.

For the three and six months ended June 30, 2014, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Brookfield Place Toronto, 105 Adelaide St. West and Bankers Hall, and tenant improvements at Bankers Hall, Royal Centre, Fifth Avenue Place, Brookfield Place Toronto and First Canadian Place related to tenant build-outs.

	Three months ended Jun. 30		Six months ended Jun. 30		Normalized quarterly activities(1)
(Millions)	2014	2013	2014	2013	2014
Second-generation leasing commissions and tenant improvements	$5.1	$3.7	$8.6	$5.8	$5.3
Maintaining value capital expenditures	1.2	1.3	1.5	1.7	1.7
Total	$6.3	$5.0	$10.1	$7.5	$7.0

(1) A normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years.

The following table summarizes the changes in value of our commercial properties during the six months ended June 30, 2014:

(Millions)	Jun. 30, 2014
Beginning of period	$5,158.2
Additions:
Capital expenditures and tenant improvements	13.9
Leasing commissions	0.9
Tenant inducements	0.3
Fair value gains	3.9
Other changes	(2.8)
End of period	$5,174.4

Brookfield Canada Office Properties	11

COMMERCIAL DEVELOPMENT

Commercial development consists of the Bay Adelaide East development site, acquired from our parent company in 2013, BPO, for an aggregate total investment of $601.9 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BPO retains the development obligations including construction, lease-up and financing. Once completed, the building will add 980,000 square feet of high-quality, centrally located leasable space to our portfolio. At closing, we paid BPO $169.9 million representing the amount invested and value created to date in the project at close, net of working capital associated with the development. We funded an additional $26.0 million of up-front equity and an additional $350.0 million will be funded from a first mortgage construction loan. Additionally, we will make a final payment to BPO of $56.0 million on stabilization, subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2017. Bay Adelaide East is currently 60% pre-leased and is on target to be completed in late 2015.

Commercial development under active development is measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The total fair value of development land and infrastructure was $311.8 million at June 30, 2014.

The details of development expenditures are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2014	2013	2014	2013
Construction costs	$43.0	$—	$71.8	$—
Property taxes and other related costs	1.0	—	2.5	—
Borrowing costs capitalized	2.8	—	5.5	—
Total	$46.8	$—	$79.8	$—

The following table summarizes the changes in value of our commercial development during the six months ended June 30, 2014:

(Millions)	Jun. 30, 2014
Beginning of period	$232.0
Additions:
Development expenditures	79.8
End of period	$311.8

TENANT AND OTHER RECEIVABLES

Tenant and other receivables increased to $33.9 million at June 30, 2014, from $17.5 million at December 31, 2013 due to tax recoveries at Bay Adelaide West.

OTHER ASSETS

At June 30, 2014, the balance of other assets is comprised of prepaid expenses and other assets of $7.6 million (compared to $6.3 million at December 31, 2013).

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At June 30, 2014, cash balances were $98.5 million, compared to $194.8 million at December 31, 2013.

12	Q2/2014 Interim Report

LIABILITIES AND EQUITY

Our asset base of $5,626.2 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Jun. 30, 2014	Dec. 31, 2013
Liabilities
Non-current liabilities
Investment property and corporate debt	$1,970.5	$2,229.1

Current liabilities
Investment property and corporate debt	360.7	125.8
Accounts payable and other liabilities	176.5	161.6
	2,507.7	2,516.5

Equity
Unitholders’ equity	862.4	854.7
Non-controlling interest	2,256.1	2,237.6
	3,118.5	3,092.3
Total liabilities and equity	$5,626.2	$5,608.8

INVESTMENT PROPERTY AND CORPORATE DEBT

Investment property and corporate debt (current and non-current) totaled $2,331.2 million at June 30, 2014 (compared to $2,354.9 million at December 31, 2013). Investment property and corporate debt at June 30, 2014 had a weighted-average interest rate of 4.22%. Debt on our investment properties is mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our investment property debt portfolio with the average lease term of our properties. At June 30, 2014, the average term to maturity of our investment property debt was eight years, compared to our average lease term of eight years.

Brookfield Canada Office Properties	13

The details of investment property and corporate debt at June 30, 2014, are as follows:

		Interest	Maturity	BOX’s Share
	Location	Rate %	Date	(Millions)	Mortgage Details
Commercial property
151 Yonge St.	Toronto	2.94	July 2014	$9.0	Non-recourse - floating rate
First Canadian Place	Toronto	5.37	December 2014	70.0	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	2.99	May 2015	100.0	Limited recourse - fixed rate
Royal Centre	Vancouver	3.33	June 2015	142.0	Non-recourse - fixed rate
2 Queen St. East	Toronto	5.64	December 2017	28.6	Non-recourse - fixed rate
Brookfield Place Toronto	Toronto	3.24	January 2020	514.4	Non-recourse - fixed rate
22 Front St. West	Toronto	6.24	October 2020	17.7	Non-recourse - fixed rate
Bankers Court	Calgary	4.96	November 2020	44.2	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.40	April 2021	84.1	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.71	August 2021	165.2	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.43	December 2021	387.8	Non-recourse - fixed rate
Exchange Tower	Toronto	4.03	April 2022	113.7	Non-recourse - fixed rate
HSBC Building	Toronto	4.06	January 2023	43.0	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	3.87	May 2023	36.5	Non-recourse - fixed rate
Bankers Hall	Calgary	4.38	November 2023	297.5	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.79	January 2024	15.6	Non-recourse - fixed rate
Suncor Energy Centre	Calgary	5.19	August 2033	272.3	Non-recourse - fixed rate

Development
Bay Adelaide East(2)	Toronto	3.11	December 2016	5.0	Limited recourse - floating rate

Corporate
$200M Corporate Revolver	—	—	August 2017	—	Recourse - floating rate
		4.22		2,346.6
Premium on assumed mortgages				1.2
Deferred financing costs				(16.6)
Total		4.22		$2,331.2

(1) This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million.

(2) This loan has a three year term from the date of the initial advance, and has limited recourse to the Trust’s parent, BPP, for up to $75.0 million. Two one-year extension options are available provided certain leasing thresholds have been met and no material defaults have occurred.

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization(1)	Maturities	Total(1)	Jun. 30, 2014
Remainder of 2014	$23.5	$78.6	$102.1	5.09%
2015	44.1	235.1	279.2	3.20%
2016	42.9	5.0	47.9	3.11%
2017	45.3	28.6	73.9	5.64%
2018	47.4	—	47.4	—%
2019 and thereafter	270.8	1,509.9	1,780.7	4.29%
Total	$474.0	$1,857.2	$2,331.2	4.22%

(1) Net of transaction costs.

14	Q2/2014 Interim Report

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt(1)	$2,331.2	$360.7	$90.9	$123.4	$1,756.2
Interest expense – investment property and corporate debt(2)	703.2	95.4	166.6	156.2	285.0
Minimum rental payments - ground leases(3)	487.3	6.9	13.8	13.8	452.8
	$3,521.7	$463.0	$271.3	$293.4	$2,494.0

(1) Net of transaction costs.

(2) Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.

(3) Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). Our credit ratings at June 30, 2014, and at the date of this report were:

	DBRS	S&P
Issuer Rating	BBB (stable)	BBB- (Credit Watch) (1)

(1) Rating was given in conjunction with BPO’s rating as S&P views these two related companies as one rated entity.

We are committed to arranging our affairs to maintain these ratings and improve them over time.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not a recommendation to purchase, hold or sell our Trust Units, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $63.4 million ($63.0 million Australian dollars), was being pursued against one of our subsidiaries related to security on a defaulted loan. We finalized this litigation during the quarter for $16.1 million ($16.0 million Australian dollars) which will be paid by us in July 2014. The full settlement amount had previously been accrued in our financial statements.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 14 of the condensed consolidated interim financial statements.

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $176.5 million at June 30, 2014 (compared to $161.6 million at December 31, 2013). The increase is primarily related to timing of accrued liabilities, timing of interest payments and the litigation accrual as discussed in the “Corporate Guarantees and Contingent Obligations” section of the MD&A.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Jun. 30, 2014	Dec. 31, 2013
Accounts payable and accrued liabilities	$156.3	$141.0
Accrued interest	20.2	20.6
Total	$176.5	$161.6

Brookfield Canada Office Properties	15

EQUITY

The components of equity are as follows:

(Millions)	Jun. 30, 2014	Dec. 31, 2013
Trust Units	$552.7	$552.1
Contributed surplus	3.1	3.1
Retained earnings	306.6	299.5
Unitholders’ equity	862.4	854.7
Non-controlling interest	2,256.1	2,237.6
Total	$3,118.5	$3,092.3

The following tables summarize the changes in the units outstanding during the three and six months ended June 30, 2014 and June 30, 2013:

	Three months ended Jun. 30, 2014		Six months ended Jun. 30, 2014
	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,178,217	67,088,022	26,167,835	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	14,185	—	24,567	—
Total units outstanding at June 30, 2014	26,192,402	67,088,022	26,192,402	67,088,022

	Three months ended Jun. 30, 2013		Six months ended Jun. 30, 2013
	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,141,916	67,088,022	26,132,882	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	8,469	—	17,503	—
Total units outstanding at June 30, 2013	26,150,385	67,088,022	26,150,385	67,088,022

At June 30, 2014, the weighted average number of Trust Units outstanding was 26,178,548 (compared to 26,150,847 at December 31, 2013).

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and in any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

16	Q2/2014 Interim Report

The following tables present distributions declared to Trust unitholders and non-controlling interest for the three and six months ended June 30, 2014 and June 30, 2013.

	Three months ended Jun. 30, 2014		Six months ended Jun. 30, 2014
(Millions, except per unit amounts)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.3	$13.5	$13.0	$33.1
Payable as of June 30, 2014	2.7	6.9	2.7	6.9
Total	8.0	20.4	15.7	40.0
Per unit	$0.30	$0.30	$0.59	$0.59

	Three months ended Jun. 30, 2013		Six months ended Jun. 30, 2013
(Millions, except per unit amounts)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.1	$13.0	$12.7	$32.7
Payable as of June 30, 2013	2.6	6.5	2.6	6.5
Total	7.7	19.5	15.3	39.2
Per unit	$0.29	$0.29	$0.58	$0.58

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements
•	fund current development costs not covered by construction loans; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures;
▪	property acquisitions; and
▪	repurchase of our units.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, development costs and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operating activities; and
•	credit facilities and refinancing opportunities; and
•	construction loans

Brookfield Canada Office Properties	17

Our investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance investment property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consists of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At June 30, 2014, our available liquidity consists of $98.5 million of cash on hand, and $196.4 million of undrawn capacity on our corporate credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of June 30, 2014, our weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.7%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long-term 9.0% return on equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculations of the financial models, market returns and historic returns achieved by the Trust, management believes that the long-term 9.0% return is an appropriate benchmark.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Jun. 30, 2014	Dec. 31, 2013	Jun. 30, 2014	Dec. 31, 2013
Liabilities
Investment property and corporate debt	4.2%	4.2%	$2,331.2	$2,354.9
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	721.8	696.9
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,848.6	1,784.9
Total	6.7%	6.7%	$4,901.6	$4,836.7

(1) Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the Toronto Stock Exchange (“TSX”).

(3) Assumes a long-term 9.0% return on equity for June 30, 2014 and December 31, 2013.

18	Q2/2014 Interim Report

OPERATING RESULTS

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per unit amounts)	2014	2013	2014	2013
Commercial property revenue	$124.9	$130.9	$250.5	$259.2
Direct commercial property expense	58.5	62.5	115.5	122.0
	66.4	68.4	135.0	137.2
Investment and other income	0.2	0.4	1.0	0.6
Interest expense	23.3	25.5	46.4	51.4
General and administrative expense	5.1	8.4	12.2	14.0
Income before fair value gains	38.2	34.9	77.4	72.4
Fair value gains	1.0	0.3	3.9	9.3
Net income and comprehensive income	$39.2	$35.2	$81.3	$81.7
Net income and comprehensive income attributable to:
Unitholders	$11.0	$9.9	$22.8	$22.9
Non-controlling interest	28.2	25.3	58.5	58.8
	$39.2	$35.2	$81.3	$81.7
Net income per Trust unit	$0.42	$0.38	$0.87	$0.88

COMMERCIAL PROPERTY REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $124.9 million and $250.5 million for the three and six months ended June 30, 2014, respectively (compared to $130.9 million and $259.2 million during the same periods in 2013). The decrease is primarily due to one-time write offs on non-cash rental revenue resulting from lease terminations in Toronto and increased vacancy at Bay Adelaide West and HSBC Building in Toronto, and Royal Centre in Vancouver; offset by higher lease termination and other income.

The components of revenue are as follows:

	Three months ended Jun. 30		Six months ended Jun. 31
(Millions)	2014	2013	2014	2013
Rental revenue	$123.1	$130.1	$249.8	$256.9
Non-cash rental revenue (expense)	0.2	0.8	(2.8)	1.6
Lease termination and other income	1.6	—	3.5	0.7
Commercial property revenue	$124.9	$130.9	$250.5	$259.2

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. We feel confident with our current rollover exposure, which is the percentage of our total managed space currently scheduled to expire, and are focused on working toward renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. During the six months ended June 30, 2014, approximately 44% of our leases executed had rent escalation clauses. On average, these escalation clauses will increase rent annually by 1.9% over the terms of the respective leases. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and six months ended June 30, 2014, we recognized $0.2 million of non-cash rental revenue and $2.8 million of non-cash rental expense, respectively (compared to $0.8 and $1.6 million of non-cash rental revenue during the same periods in 2013) as discussed above. Direct commercial property expenses, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $58.5 million and $115.5 million for the three and six months ended June 30, 2014, respectively (compared to $62.5 million and $122.0 million during the same periods in 2013).

Brookfield Canada Office Properties	19

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate ended the quarter at 94.5%. At June 30, 2014, average in-place net rent throughout the portfolio was $28 per square foot, compared with an average market net rent of $32 per square foot. The Trust’s average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides a growth opportunity for the Trust as we replace lower in-place net rents with higher market rents

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of June 30, 2014:

		Avg.	Avg. In-Place(1)	Avg. Market(2)
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	8,747	6.5	28	33
Ottawa, Ontario	1,743	6.1	20	19
Calgary, Alberta	5,634	10.8	30	36
Vancouver, B.C.	582	9.0	22	30
Other	3	—	—	—
Total	16,709	8.1	28	32

(1) Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases.

(2) Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year.

A summary of current and historical occupancy levels at June 30 for the past two years is as follows:

	Jun. 30, 2014		Jun. 30, 2013
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	8,747	91.7	8,750	94.6
Ottawa, Ontario	1,743	93.6	1,744	99.7
Calgary, Alberta	5,634	99.8	5,635	99.7
Vancouver, B.C.	582	88.0	582	97.2
Other	3	100.0	3	100.0
Total	16,709	94.5	16,714	96.9

During the six months ended June 30, 2014, we leased 381,000 square feet of space, which included 235,000 square feet of new leasing and 146,000 square feet of renewals, compared to expiries of 316,000 square feet and accelerated expiries of 338,000 square feet. The average leasing net rent was $32 per square foot, which is an increase of 6.7% over the average expiring net rent of $30 per square foot. At June 30, 2014, the average leasing net rent related to new and renewed leases was $31 per square foot and $34 per square foot, respectively.

Leasing highlights from the second quarter include:

-	An average nine-year, 26,000-square-foot renewal and expansion with Bain and Company at Hudson’s Bay Centre
-	A five-year, 26,000-square-foot new lease with Brookfield Corporate Operations at Brookfield Place Toronto
-	A five-year, 14,000-square-foot new lease with Prinova Inc. at Queen’s Quay Terminal
-	A 10-year, 10,000-square-foot renewal with General Reinsurance Corporation at First Canadian Place

20	Q2/2014 Interim Report

The details of our leasing activity for the three months ended June 30, 2014, are as follows:

	Dec. 31, 2013		Activities during the six months ended Jun. 30, 2014						Jun. 30, 2014
	Total			Average(1)			Year One(2)	Average(3)	Total
	Leasable			Expiring	Leasing		Leasing	Leasing	Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	Area	Leased
Toronto, Ontario	8,747	8,244	(510)	$32	164	126	$32	$33	8,747	8,024
Ottawa, Ontario	1,743	1,680	(52)	23	3	—	24	25	1,743	1,631
Calgary, Alberta	5,634	5,624	(83)	27	66	13	28	30	5,634	5,620
Vancouver, B.C.	582	512	(9)	33	2	7	33	34	582	512
Other	3	3	—	—	—	—	—	—	3	3
Total Leasing	16,709	16,063	(654)	$30	235	146	$31	$32	16,709	15,790
(1)	Represents net rent in the final year.
(2)	Year one leasing net rent is the rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods.
(3)	Average leasing net rent is the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but including the impact of straight-lining rent escalations or amortization of free rent periods.

Additionally, during the six months ended June 30, 2014, tenant improvements and leasing costs related to leasing activity that occurred averaged $11.79 per square foot, of which $16.75 per square foot and $3.81 per square foot related to new and renewed leases, respectively, compared to $18.17 per square foot during the same prior year period.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $0.2 million and $1.0 million during the three and six months ended June 30, 2014, respectively (compared to $0.4 million and $0.6 million during the same periods in 2013). The amounts primarily include interest earned on cash balances and cash settlements on legal matters.

INTEREST EXPENSE

Interest expense totaled $23.3 million and $46.4 million during the three and six months ended June 30, 2014, respectively (compared to $25.5 million and $51.4 million during the same periods in 2013). The decrease is due to the lower average costs of borrowing of 4.2%, compared to 4.5% during the same period in 2013, coupled with higher capitalized interest, offset by higher debt balances.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $5.1 million and $12.2 million during the three and six months ended June 30, 2014, respectively (compared to $8.4 million and $14.0 million during the same period in 2013). The decrease is primarily due to lower accruals on foreign currency denominated payables.

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS

During the three and six months ended June 30, 2014, the Trust recognized fair value gains of $1.0 million and $3.9 million, respectively (compared to $0.3 million and $9.3 million during the same periods in 2013). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. Our investment property valuations have remained relatively unchanged from December 31, 2013 supported by stable market conditions and minimal investment activities.

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities.

Brookfield Canada Office Properties	21

Commercial property net operating income

Commercial property net operating income is defined by us as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income and fair value gains (or losses), which does not have a significant impact on the FFO measure reported.

Adjusted Funds from Operations

Adjusted funds from operations or “AFFO” is defined by us as FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures, and straight-line rental income. AFFO is a widely used measure used to assess an entity’s ability to pay distributions.

Total equity per unit

Total equity per unit represents the book value of our total equity divided by total units outstanding. We believe that total equity per unit is the best indicator of our current financial position because it reflects our total equity adjusted for all inflows and outflows, including FFO and changes in the value of our investment properties.

We believe that FFO, AFFO, commercial property net operating income, total equity per unit and net income are measures comparable to organizations in our industry that are organized as REITs.

COMMERCIAL PROPERTY NET OPERATING INCOME

Commercial property net operating income includes commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. One of the ways in which we evaluate performance is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results would exclude properties acquired or sold during each period, as well as significant lease termination and other income (charges) amounts that are non-recurring.

Our commercial property net operating income for the three and six months ended June 30, 2014, was $66.4 million and $135.0 million, respectively (compared to $68.4 million and $137.2 million during the same periods in 2013). The decrease is primarily due to lower rental revenues and recoveries, as well as one-time write offs relating to non-cash rental revenue resulting from lease terminations at Brookfield Place Toronto and Bay Adelaide West in Toronto; offset by tax recoveries at Bay Adelaide West and higher lease termination and other income.

The components of commercial property net operating income are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2014	2013	2014	2013
Commercial property revenue	$124.9	$130.9	$250.5	$259.2
Direct commercial property expense	58.5	62.5	115.5	122.0
Total	$66.4	$68.4	$135.0	$137.2

22	Q2/2014 Interim Report

Same commercial property operation highlights are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2014	2013	2014	2013
Commercial property net operating income – same property	$64.8	$68.4	$131.5	$136.5
Lease termination and other income	1.6	—	3.5	0.7
Total	$66.4	$68.4	$135.0	$137.2

RECONCILIATION OF COMMERCIAL PROPERTY NET OPERATING INCOME TO NET INCOME

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per unit amounts)	2014	2013	2014	2013
Commercial property net operating income	$66.4	$68.4	$135.0	$137.2
Add (deduct):
Fair value gains	1.0	0.3	3.9	9.3
General and administrative expense	(5.1)	(8.4)	(12.2)	(14.0)
Interest expense	(23.3)	(25.5)	(46.4)	(51.4)
Investment and other income	0.2	0.4	1.0	0.6
Net income	$39.2	$35.2	$81.3	$81.7

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $0.41 per unit and $0.85 per unit during the three and six months ended June 30, 2014, respectively (compared to $0.38 per unit and $0.79 per unit during the same periods in 2013).

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per unit amounts)	2014	2013	2014	2013
Net income	$39.2	$35.2	$81.3	$81.7
Add (deduct):
Fair value gains	(1.0)	(0.3)	(3.9)	(9.3)
Amortization of lease incentives	0.6	0.5	1.0	1.2
Foreign exchange (gain) loss	(0.2)	—	1.1	—
Funds from operations	$38.6	$35.4	$79.5	$73.6
Funds from operations attributable to unitholders	10.8	9.9	22.3	20.6
Funds from operations attributable to non-controlling interest	27.8	25.5	57.2	53.0
	$38.6	$35.4	$79.5	$73.6
Weighted average Trust Units outstanding	26.2	26.1	26.2	26.1
Funds from operations per Trust unit	$0.41	$0.38	$0.85	$0.79

Brookfield Canada Office Properties	23

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $0.34 per unit and $0.76 per unit during the three and six months ended June 30, 2014, respectively (compared to $0.30 per unit and $0.62 per unit during the same periods in 2013).

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per unit amounts)	2014	2013	2014	2013
Funds from operations Deduct:	$38.6	$35.4	$79.5	$73.6
Straight-line rental income	(0.8)	(1.3)	1.8	(2.8)
Second-generation leasing commissions and tenant improvements (1)	(5.1)	(5.1)	(8.6)	(10.2)
Maintaining value capital expenditures (1)	(1.2)	(1.3)	(1.5)	(2.6)
Adjusted funds from operations	$31.5	$27.7	$71.2	$58.0
Adjusted funds from operations attributable to unitholders	8.8	7.7	19.9	16.2
Adjusted funds from operations attributable to non-controlling interest	22.7	20.0	51.3	41.8
	$31.5	$27.7	$71.2	$58.0
Weighted average Trust Units outstanding	26.2	26.1	26.2	26.1
Adjusted funds from operations per Trust unit	$0.34	$0.30	$0.76	$0.62
Trust unit distributions declared	$0.30	$0.29	$0.59	$0.58
Distribution ratio	88%	97%	78%	94%
(1)	Current year amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Prior year amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described below.

AFFO is calculated by adjusting FFO for straight-line rental income, actual second-generation leasing commissions and tenant improvements, and actual maintaining value capital expenditures for maintaining the infrastructure and current rental revenues of our properties. Actual expenditures will vary from period to period and at times could be materially different depending on the timing of leasing activities and capital plans. As a result, AFFO will experience volatility when comparing period-over-period results. Due to the volatile nature of AFFO, we believe that it is important to compare the actual results with historic and projected averages of leasing costs and maintaining value capital expenditures in order to determine the effects of a full office leasing cycle. Our 5-year historic average reflects the actual leasing activities completed, while the 10-year average projections reflect our leasing expiry profile. We also believe that these averages will provide insight to determining the normalized distribution payout ratio and growth in adjusted funds from operations.

The historic and projected averages are as follows:

	Annual amount
(Millions)	5-year historic coverage	10-year average plan
Second generation
Leasing commissions	$7.5	$6.1
Tenant improvements	13.7	14.9
Maintaining value capital expenditures	4.4	8.0

There is no standard industry defined measure of AFFO; therefore, our methodology of calculating AFFO will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FROM OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2014	2013	2014	2013
Cash generated from operating activities Add (deduct):	$40.2	$45.0	$73.8	$94.3
Working capital and other	(3.8)	(11.8)	4.8	(24.7)
Leasing commissions and tenant inducements	2.4	1.6	3.2	2.7
Foreign exchange (gain) loss	(0.2)	—	1.1	—
Amortization of deferred financing costs	(0.8)	(0.7)	(1.6)	(1.5)
Second-generation leasing commissions and tenant improvements (1)	(5.1)	(5.1)	(8.6)	(10.2)
Maintaining value capital expenditures (1)	(1.2)	(1.3)	(1.5)	(2.6)
Adjusted funds from operations	$31.5	$27.7	$71.2	$58.0
(1)	Current year amounts were adjusted to reflect actual expenditures incurred. Prior year amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described above.

24	Q2/2014 Interim Report

QUARTERLY RESULTS

The results by quarter are as follows:

	2014		2013				2012
(Millions, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$124.9	$125.6	$132.7	$130.0	$130.9	$128.3	$137.8	$128.1
Commercial property net operating income	66.4	68.6	67.2	67.5	68.4	68.8	68.5	67.9
Interest expense	23.3	23.1	23.3	30.5	25.5	25.9	27.2	27.1
Funds from operations	38.6	40.9	37.8	33.3	35.4	38.2	35.9	35.5
Adjusted funds from operations (1)	31.5	39.7	22.4	25.8	27.7	30.3	28.0	27.4
Net income	39.2	42.1	50.5	32.6	35.2	46.5	165.6	75.1
Net income per Trust unit	$0.42	$0.45	$0.54	$0.35	$0.38	$0.50	$1.78	$0.81
(1)	2014 and Q4 2013 amounts were adjusted to reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Q1-Q3 2013 and 2012 amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 24.

Brookfield Canada Office Properties	25

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” on page 27) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 27 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 17 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 0.5% of our outstanding investment property and corporate debt at June 30, 2014 is floating-rate debt (December 31, 2013 – 0.5%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $0.1 million on an annual basis or $nil per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $3.1 million on an annual basis or approximately $0.03 per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 42.5% of the fair market value of our commercial and development properties. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

26	Q2/2014 Interim Report

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 11.0% of total leasable area and 7.6% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. The Trust directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Once a lease has been signed, the Trust proactively monitors the financial performance of significant tenants on a regular basis and reviews the status of arrears. The Trust regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant credit report to identify natural changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our commercial properties portfolio and their respective lease commitments:

			Credit	000’s Sq. Ft.(2)							Year of		% of
	Tenant	Primary Location	Rating(1)	2014	2015	2016	2017	2018	2019	Beyond	Expiry(3)	Total	Sq. Ft.(2)
1	Government and related agencies	Toronto, Ottawa	AAA		545	237	52		86	913	2021/2029	1,833	11.0%
2	Suncor Energy Inc.	Calgary	BBB+							1,295	2028	1,295	7.7%
3	Bank of Montreal	Toronto, Calgary	A+	10		17		27		1,076	2023/2024	1,130	6.8%
4	Imperial Oil	Calgary	AAA			718						718	4.3%
5	Talisman Energy	Calgary	BBB		81					446	2025	527	3.1%
6	Royal Bank	Toronto, Calgary, Vancouver	AA-		12	16	52	1	17	350	Various	448	2.7%
7	Enbridge Inc.	Calgary	A-							333	2028	333	2.0%
8	Canadian Natural Resources	Calgary	BBB+							330	2026	330	2.0%
9	Deloitte LLP	Toronto, Calgary	Not Rated		98	49				177	2022/2026	324	1.9%
10	Bennett Jones	Toronto, Calgary	Not Rated							319	2021/2027	319	1.9%
11	KPMG Management Services LP	Toronto	Not Rated							297	2025	297	1.8%
12	CIBC	Toronto, Calgary	A+							288	2020/2053	288	1.7%
13	Osler, Hoskin & Harcourt	Toronto	Not Rated	61	28					198	2030	287	1.7%
14	EnCana Corporation	Calgary	BBB	20	181							201	1.2%
15	Toronto Stock Exchange	Toronto	Not Rated					186				186	1.1%
16	Goodmans LLP	Toronto	Not Rated							182	2026	182	1.1%
17	The Bay	Toronto	Not Rated						164	15	2020	179	1.1%
18	Gowlings Canada Inc.	Toronto	Not Rated							170	2020	170	1.0%
19	The Manufacturers Life Insurance	Toronto	AA-							169	2022	169	1.0%
20	Fasken Marteneau DuMoulin LLP	Toronto	Not Rated							165	2030	165	1.0%
	Total			91	945	1,037	104	214	267	6,723		9,381	56.1%
	Total %			1.0%	10.1%	11.0%	1.1%	2.3%	2.8%	71.7%		100.0%

(1)	From Standard & Poor’s.
(2)	Percentage of total leasable area of commercial properties, prior to considering partnership interests in partially owned properties; excludes parking.
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 5.6% of our leases mature annually up to 2019. Our portfolio has a weighted-average lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at June 30, 2014.

	Currently								2021
(000’s Sq. Ft.)	Available	2014	2015	2016	2017	2018	2019	2020	& Beyond	Leasable	Parking	Total
Toronto, Ontario	723	170	421	781	570	492	697	1,008	3,885	8,747	1,850	10,597
Ottawa, Ontario	112	12	545	43	8	3	86	9	925	1,743	805	2,548
Calgary, Alberta	14	40	229	484	62	224	104	242	4,235	5,634	1,194	6,828
Vancouver, B.C.	70	4	60	45	22	27	37	52	265	582	258	840
Other	—	—	—	—	—	—	1	—	2	3	—	3
Total	919	226	1,255	1,353	662	746	925	1,311	9,312	16,709	4,107	20,816
% of total	5.5%	1.4%	7.5%	8.1%	4.0%	4.5%	5.5%	7.8%	55.7%	100.0%	—	100.0%

Brookfield Canada Office Properties	27

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or waste present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell or our ability to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years.

INSURANCE RISKS

We maintain insurance on our commercial properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence, with the exception of our Calgary properties where 25% of the loss is subject to a $500,000 (dollars) deductible.

With respect to our commercial properties, we purchase an insurance policy that covers acts of terrorism for limits up to $1.3 billion.

28	Q2/2014 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

critical accounting policies

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2013, except for adoption of policy on January 1, 2014 as discussed below.

Adoption of Accounting Standards

The Trust adopted IFRIC 21, “Levies”, effective for annual periods beginning on or after January 1, 2014. IFRIC 21 clarifies that a liability for a levy, such as property taxes, is recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. The Trust has evaluated the impact to the condensed consolidated interim financial statements and concluded that no change to its current treatment is required.

Future accounting policy changes

Financial Instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010, the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In February 2014, the IASB tentatively decided to require IFRS 9 to be adopted for annual periods beginning on or after January 1, 2018. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Joint Arrangements

In May 2014, the IASB issued Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”.  The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. This amendment to IFRS 11 is effective for annual periods beginning on or after January 1, 2016. The Trust is currently evaluating the impact to the consolidated financial statements.

Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue Recognition”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2017. The Trust is currently evaluating the impact to the consolidated financial statements.

USE OF ESTIMATES

The preparation of our condensed consolidated interim financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with BOPM LP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three and six months ended June 30, 2014, are amounts paid to BOPM LP for property management services of $3.4 million and $6.9 million, respectively (compared to $3.6 million and $7.0 million during the same periods in 2013). Included in investment properties during the three and six months ended June 30, 2014, are amounts paid to BOPM LP for leasing and construction services of $0.3 million and $0.6 million, respectively (compared to $0.4 million and $1.3 million during the same periods in 2013). Included in general and administrative expenses during the three and six months ended June 30, 2014, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $4.5 million and $9.4 million, respectively (compared to $4.2 million and $9.0 million during the same periods in 2013).

Brookfield Canada Office Properties	29

Included in rental revenues during the three and six months ended June 30, 2014, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPO, and its affiliates of $1.6 million and $3.3 million, respectively (compared to $1.5 million and $3.0 million during the same periods in 2013).

Included in commercial development during the three and six months ended June 30, 2014, are amounts paid to a subsidiary of Brookfield Asset Management Inc. of $43.0 million and $71.3 million, respectively (compared to $nil during the same periods in 2013) pursuant to a contract to construct Bay Adelaide East.

30	Q2/2014 Interim Report

DISTRIBUTIONS

Trust distributions declared for the three and six months ended June 30, 2014 and June 30, 2013 are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per unit amounts)	2014	2013	2014	2013
Paid in cash or DRIP	$5.3	$5.1	$13.0	$12.7
Payable at June 30	2.7	2.6	2.7	2.6
Total	8.0	7.7	15.7	15.3
Per unit	$0.30	$0.29	$0.59	$0.58

Brookfield Canada Office Properties	31

Condensed Consolidated Interim Balance Sheet

(Unaudited)
(Millions) (CDN$)	Note	Jun. 30, 2014	Dec. 31, 2013
Assets
Non-current assets
Investment properties
Commercial properties	5	$5,174.4	$5,158.2
Commercial development	5	311.8	232.0
		5,486.2	5,390.2

Current assets
Tenant and other receivables	6	33.9	17.5
Other assets	7	7.6	6.3
Cash and cash equivalents	8	98.5	194.8
		140.0	218.6
Total assets		$5,626.2	$5,608.8

Liabilities
Non-current liabilities
Investment property and corporate debt	9	$1,970.5	$2,229.1

Current liabilities
Investment property and corporate debt	9	360.7	125.8
Accounts payable and other liabilities	10	176.5	161.6
		537.2	287.4
Total liabilities		2,507.7	2,516.5

Equity	12
Unitholders’ equity		862.4	854.7
Non-controlling interest		2,256.1	2,237.6
Total equity		3,118.5	3,092.3
Total liabilities and equity		$5,626.2	$5,608.8

See accompanying notes to the condensed consolidated interim financial statements.

32	Q2/2014 Interim Report

Condensed Consolidated Interim Statement of Income and Comprehensive Income

(Unaudited)		Three months ended Jun. 30		Six months ended Jun. 30
(Millions, except per unit amounts) (CDN$)	Note	2014	2013	2014	2013
Commercial property revenue	13	$124.9	$130.9	$250.5	$259.2
Direct commercial property expense	13	58.5	62.5	115.5	122.0
Investment and other income	13	0.2	0.4	1.0	0.6
Interest expense	13	23.3	25.5	46.4	51.4
General and administrative expense	13, 16	5.1	8.4	12.2	14.0
Income before fair value gains		38.2	34.9	77.4	72.4
Fair value gains	5	1.0	0.3	3.9	9.3
Net income and comprehensive income		$39.2	$35.2	$81.3	$81.7

Net income and comprehensive income attributable to:
Unitholders		$11.0	$9.9	$22.8	$22.9
Non-controlling interest		28.2	25.3	58.5	58.8
		$39.2	$35.2	$81.3	$81.7
Net income per Trust unit – basic and diluted		$0.42	$0.38	$0.87	$0.88

See accompanying notes to the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	33

Condensed Consolidated Interim Statement of Changes in Equity

(Unaudited)		Six months ended Jun. 30
(Millions) (CDN$)	Note	2014	2013
Trust Units
Balance at beginning of period		$552.1	$551.1
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	11	0.6	0.5
Balance at end of period		552.7	551.6
Contributed surplus
Balance at beginning and end of period		3.1	3.1
Retained earnings
Balance at beginning of period		299.5	283.9
Net income		22.8	22.9
Distributions	11	(15.7)	(15.3)
Balance at end of period		306.6	291.5
Total unitholders’ equity		$862.4	$846.2

Non-controlling interest
Balance at beginning of period		$2,237.6	$2,197.5
Net income		58.5	58.8
Distributions	11	(40.0)	(39.2)
Balance at end of period		2,256.1	2,217.1
Total equity		$3,118.5	$3,063.3

See accompanying notes to the condensed consolidated interim financial statements.

34	Q2/2014 Interim Report

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited)		Six months ended Jun. 30
(Millions) (CDN$)	Note	2014	2013
Operating activities
Net income		$81.3	$81.7
Add (deduct):
Non-cash rental expense (revenue)	13	2.8	(1.6)
Amortization of deferred financing costs		1.6	1.5
Leasing commissions and tenant inducements		(3.2)	(2.7)
Fair value gains		(3.9)	(9.3)
Interest expense		46.4	51.4
Interest paid		(50.7)	(46.5)
Other working capital		(0.5)	19.8
Cash flows provided by operating activities		73.8	94.3

Investing activities
Restricted cash and deposits		—	0.8
Capital expenditures – commercial properties		(17.5)	(16.0)
Capital expenditures – commercial development		(72.7)	—
Cash flows used in investing activities		(90.2)	(15.2)

Financing activities
Investment property debt arranged		—	558.8
Investment property debt repayments		—	(327.9)
Investment property debt amortization		(25.3)	(18.1)
Corporate debt repayments		—	(68.0)
Trust unit distributions paid	17	(15.0)	(14.8)
Class B LP unit distributions paid	17	(39.6)	(39.2)
Cash flows (used in) provided by financing activities		(79.9)	90.8
(Decrease) increase in cash and cash equivalents		(96.3)	169.9
Cash and cash equivalents, beginning of period		194.8	41.0
Cash and cash equivalents, end of period		$98.5	$210.9

See accompanying notes to the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	35

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010 and amended and restated February 24, 2012. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of Brookfield Office Properties Inc. (“BPO”), which owns an aggregate equity interest in the Trust of 62.0% as of June 30, 2014 consisting of 86.3% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. In addition, BPO’s parent company, Brookfield Property Partners LP, directly owns an aggregate equity interest in the Trust of 21.2% consisting of 40.3% of the issued and outstanding units of BOX (“Trust Units”) and 13.7% of the Class B LP Units. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place Toronto, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2013, except for the change in accounting policies and the impact of the adoption of the accounting standard described in Note 3. The financial statements have been presented in Canadian dollars rounded to the nearest million unless otherwise indicated. These interim financial statements should be read in conjunction with the Trust’s consolidated financial statements for the year ended December 31, 2013.

(b)	Estimates

The preparation of the financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Trust’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the Trust’s consolidated financial statements for the year ended December 31, 2013.

NOTE 3: ADOPTION OF ACCOUNTING STANDARD

The Trust adopted IFRIC 21, “Levies”, effective for annual periods beginning on or after January 1, 2014. IFRIC 21 clarifies that a liability for a levy, such as property taxes, is recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. The Trust has evaluated the impact to the condensed consolidated interim financial statements and concluded that no change to its current treatment is required.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

(a)	Financial Instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In February 2014, the IASB tentatively decided to require IFRS 9 to be adopted for annual periods beginning on or after January 1, 2018. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b)	Joint Arrangements

In May 2014, the IASB issued Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”.  The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. This amendment to IFRS 11 is effective for annual periods beginning on or after January 1, 2016. The Trust is currently evaluating the impact to the consolidated financial statements.

36	Q2/2014 Interim Report

(c)	Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue Recognition”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2017. The Trust is currently evaluating the impact to the consolidated financial statements.

NOTE 5: INVESTMENT PROPERTIES

	Six months ended		Year ended
	Jun. 30, 2014		Dec. 31, 2013
(Millions)	Commercial properties	Commercial development	Commercial properties	Commercial development
Balance at beginning of period	$5,158.2	$232.0	$5,090.2	$ —
Additions:
Acquisition	—	—	—	169.9
Capital expenditures and tenant improvements	13.9	79.8	35.0	62.1
Leasing commissions	0.9	—	7.0	—
Tenant inducements	0.3	—	0.8	—
Fair value gains	3.9	—	22.6	—
Other changes	(2.8)	—	2.6	—
Balance at end of period	$5,174.4	$311.8	$5,158.2	$232.0

During the third quarter of 2013, the Trust acquired Bay Adelaide East from its parent company, BPO, for an aggregate total investment of $601.9 million. The building was purchased on an “as-if-completed-and-stabilized basis,” and as such, BPO retains the development obligations including construction, lease-up and financing. The Trust paid BPO $169.9 million representing the amount invested and value created to date in the project at close, net of working capital associated with the development. The Trust has funded an additional $26.0 million of up-front equity and an additional $350.0 million that will be funded from a first mortgage construction loan. Additionally, the Trust will make a final payment to BPO of $56.0 million on stabilization, subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2017. As part of the acquisition of Bay Adelaide East, the Trust formed an independent committee and engaged third-party advisors to evaluate the fairness of the transaction. The assets, liabilities and earnings from Bay Adelaide East have been included in the consolidated financial statements commencing from July 11, 2013.

Other changes represent net straight-line rent recognized in accordance with IAS 17, “Leases” that is implied within the fair value of investment properties.

The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals.

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	June 30, 2014			December 31, 2013
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.50%	6.00%	6.46%	8.00%	6.00%	6.49%
Terminal cap rate	7.00%	5.25%	5.67%	7.00%	5.25%	5.67%
Hold period (yrs)	12	10	11	13	10	11

Western region
Discount rate	6.75%	6.00%	6.34%	6.75%	6.00%	6.34%
Terminal cap rate	6.00%	5.50%	5.65%	6.00%	5.50%	5.65%
Hold period (yrs)	11	10	10	11	10	10

Brookfield Canada Office Properties	37

A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $122.0 million and $159.3 million or 2.4% and 3.1%, respectively at June 30, 2014.

During the three and six months ended June 30, 2014, the Trust capitalized a total of $46.8 million and $79.8 million, respectively (compared to $nil during the same periods in 2013) of costs related to commercial developments. Included in this amount during the three and six months ended June 30, 2014, are $1.0 million and $2.5 million, respectively (compared to $nil during the same periods in 2013) of property taxes and other related costs and $2.8 million and $5.5 million, respectively (compared to $nil during the same periods in 2013) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs on commercial developments was 4.5%. Included in construction and related costs for the three and six months ended June 30, 2014, are amounts paid to a subsidiary of Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPO, of $43.0 million and $71.3 million, respectively, pursuant to a contract to construct Bay Adelaide East.

NOTE 6: TENANT AND OTHER RECEIVABLES

As of June 30, 2014, a reserve totaling $0.1 million has been recorded against uncollectible tenant receivables, which is consistent with the amount at December 31, 2013.

As of June 30, 2014, $0.1 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to $0.4 million at December 31, 2013).

The Trust’s maximum exposure to credit risk associated with tenant and other receivables is equivalent to its carrying value. Credit risk related to tenant receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The Trust maintains a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently no one tenant represents more than 7.6% of commercial property revenue. This risk is further managed by attempting to sign long-term leases with tenants who have investment grade credit ratings.

NOTE 7: OTHER ASSETS

At June 30, 2014, the Trust’s balance of other assets is comprised of prepaid expenses and other assets of $7.6 million (compared to $6.3 million at December 31, 2013).

NOTE 8: CASH AND CASH EQUIVALENTS

At June 30, 2014, the Trust had $11.0 million of cash placed in term deposits (compared to $nil at December 31, 2013). For the three and six months ended June 30, 2014, interest income of $0.2 million and $1.0 million, respectively, was recorded on cash and cash equivalents (compared to $0.4 million and $0.6 million during the same periods in 2013).

Note 9: Investment property and corporate debt

	Jun. 30, 2014		Dec. 31, 2013
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Investment property debt – fixed rate	4.22%	$2,318.5	4.22%	$2,342.1
Investment property and corporate debt – floating rate	3.00%	12.7	3.00%	12.8
Total investment property and corporate debt	4.22%	$2,331.2	4.22%	$2,354.9

Current		$360.7		$125.8
Non-current		1,970.5		2,229.1
Total debt		$2,331.2		$2,354.9

The Trust’s secured investment property and corporate debt is non-recourse to the Trust with the exception of $103.6 million (compared to $104.8 million at December 31, 2013) which has limited recourse to the Trust’s parent, BPP and $nil which has recourse to the Trust, which is consistent with the amount at December 31, 2013.

The fair value of investment property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of June 30, 2014, the fair value of investment property and corporate debt exceeds the principal loan value of these obligations by $70.7 million (compared to an excess of $24.1 million at the end of the same period in 2013).

38	Q2/2014 Interim Report

NOTE 10: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Jun. 30, 2014	Dec. 31, 2013
Accounts payable and accrued liabilities	$156.3	$141.0
Accrued interest	20.2	20.6
Total	$176.5	$161.6

NOTE 11: DISTRIBUTIONS

The following tables present distributions declared for the six months ended June 30, 2014 and June 30, 2013:

	Six months ended Jun. 30, 2014
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$13.0	$33.1
Payable as at June 30, 2014	2.7	6.9
Total	$15.7	$40.0
Per unit	$0.59	$0.59

	Six months ended Jun. 30, 2013
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$12.7	$32.7
Payable as at June 30, 2013	2.6	6.5
Total	$15.3	$39.2
Per unit	$0.58	$0.58

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the six months ended June 30, 2014, $653,810 (dollars) or 24,567 Trust Units were issued through the DRIP, compared to $506,606 (dollars), or 17,503 Trust Units during the same period in 2013.

NOTE 12: EQUITY

The components of equity are as follows:

(Millions)	Jun. 30, 2014	Dec. 31, 2013
Trust Units	$552.7	$552.1
Contributed surplus	3.1	3.1
Retained earnings	306.6	299.5
Unitholders’ equity	862.4	854.7
Non-controlling interest	2,256.1	2,237.6
Total	$3,118.5	$3,092.3

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of June 30, 2014, the Trust had a total of 26,192,402 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the six months ended June 30, 2014 and June 30, 2013:

	Six months ended Jun. 30, 2014
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,167,835	67,088,022
Units issued pursuant to DRIP	24,567	—
Total units outstanding at June 30, 2014	26,192,402	67,088,022

	Six months ended Jun. 30, 2013
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,132,882	67,088,022
Units issued pursuant to DRIP	17,503	—
Total units outstanding at June 30, 2013	26,150,385	67,088,022

Brookfield Canada Office Properties	39

For the six months ended June 30, 2014, the weighted average number of Trust Units outstanding was 26,178,548 (compared to 26,150,847 at December 31, 2013).

NOTE 13: REVENUE AND Expenses

(a) Commercial property revenue

The components of revenue are as follows:

	Three months ended Jun. 30		Six months ended Jun. 30
(Millions)	2014	2013	2014	2013
Rental revenue	$123.1	$130.1	$249.8	$256.9
Non-cash rental revenue	0.2	0.8	(2.8)	1.6
Lease termination and other income	1.6	—	3.5	0.7
Commercial property revenue	$124.9	$130.9	$250.5	$259.2

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

(b) Expenses

The following represents an analysis of the nature of the expense included in direct commercial property expense, interest expense, and general and administrative expense:

	Three months ended Jun. 30		Six months ended Jun.30
(Millions)	2014	2013	2014	2013
Employee benefits	$4.6	$4.5	$9.3	$9.5
Interest expense	23.3	25.5	46.4	51.4
Property maintenance	28.0	28.6	57.3	54.3
Real estate taxes	24.5	27.9	46.1	55.3
Ground rents	1.7	1.7	3.4	3.5
Asset management fees and other	4.8	8.2	11.6	13.4
Total expenses	$86.9	$96.4	$174.1	$187.4

(c) Investment and other income

Investment and other income was $0.2 million and $1.0 million for the three and six months ended June 30, 2014, respectively (compared to $0.4 million and $0.6 million during the same periods in 2013). The amounts primarily include interest earned on cash balances and cash settlements on legal matters.

NOTE 14: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $63.4 million ($63.0 million Australian dollars), was being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. The Trust finalized this litigation during the quarter for $16.1 million ($16.0 million Australian dollars) which will be paid by the Trust in July 2014. The full settlement amount had previously been accrued for in the Trust’s financial statements.

(c) As of June 30, 2014, the Trust had commitments totaling $169.1 million for the development costs of Bay Adelaide East in Toronto, of which $156.6 million were owed to third parties.

(d) The Trust has currently guaranteed up to $200.0 million related to its revolving corporate credit facility. As of June 30, 2014 the Trust has issued letters of credit of $3.6 million related to its revolving corporate credit facility.

40	Q2/2014 Interim Report

(e) The Trust maintains insurance on its commercial properties in amounts and with deductibles that the Trust believes are in line with what owners of similar properties carry. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence, with the exception of its Calgary properties where 25% of the loss is subject to a $500,000 (dollars) deductible. With respect to its commercial properties, the Trust purchases an insurance policy that covers acts of terrorism for limits up to $1.3 billion.

NOTE 15: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada.

NOTE 16: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Office Properties Management LP (“BOPM LP”) (formerly Brookfield Properties Management Corporation prior to October 1, 2013), a subsidiary of BPO, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three and six months ended June 30, 2014, are amounts paid to BOPM LP for property management services of $3.4 million and $6.9 million, respectively (compared to $3.6 million and $7.0 million during the same periods in 2013). Included in investment properties during the three and six months ended June 30, 2014, are amounts paid to BOPM LP for leasing and construction services of $0.3 million and $0.6 million, respectively (compared to $0.4 million and $1.3 million during the same periods in 2013). Included in general and administrative expenses during the three and six months ended June 30, 2014, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $4.5 million and $9.4 million, respectively (compared to $4.2 million and $9.0 million during the same periods in 2013).

Included in rental revenues during the three and six months ended June 30, 2014, are amounts received from BAM and its affiliates of $1.6 million and $3.3 million, respectively (compared to $1.5 million and $3.0 million during the same periods in 2013).

Included in commercial development during the three and six months ended June 30, 2014, are amounts paid to a subsidiary of Brookfield Asset Management Inc. of $43.0 million and $71.3 million, respectively (compared to $nil during the same periods in 2013) pursuant to a contract to construct Bay Adelaide East.

NOTE 17: OTHER INFORMATION

Supplemental cash flow information:

	Six months ended Jun. 30, 2014		Six months ended Jun. 30, 2013
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Distributions declared to unitholders	$15.7	$40.0	$15.3	$39.2
Add: Distributions payable at the beginning of the period	2.6	6.5	2.6	6.5
Less: Distributions payable at the end of the period	(2.7)	(6.9)	(2.6)	(6.5)
Less: Distributions to participants in DRIP	(0.6)	—	(0.5)	—
Cash distributions paid	$15.0	$39.6	$14.8	39.2

NOTE 18: SUBSEQUENT EVENTS

Subsequent to quarter end, on July 2, 2014, the Trust repaid the debt at 151 Yonge St. in Toronto of $9.0 million at maturity.

Note 19: APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements were approved by the Trust’s Board of Trustees and authorized for issue on July 21, 2014.

Brookfield Canada Office Properties	41

Unitholder Information

DISTRIBUTION PAYMENT DATES

	2014		2013		2012
(Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$0.0975	$0.0975	$0.0975	$0.0975	$0.09	$0.09
February 15	0.0975	0.0975	0.0975	0.0975	0.09	0.09
March 15	0.0975	0.0975	0.0975	0.0975	0.09	0.09
April 15	0.0975	0.0975	0.0975	0.0975	0.09	0.09
May 15	0.0975	0.0975	0.0975	0.0975	0.09	0.09
June 15	0.1033	0.1033	0.0975	0.0975	0.09	0.09
July 15	0.1033	0.1033	0.0975	0.0975	0.09	0.09
August 15	0.1033	0.1033	0.0975	0.0975	0.09	0.09
September 15	0.1033	0.1033	0.0975	0.0975	0.09	0.09
October 15			0.0975	0.0975	0.0975	0.0975
November 15			0.0975	0.0975	0.0975	0.0975
December 15			0.0975	0.0975	0.0975	0.0975

42	Q2/2014 Interim Report

Information

PROFILE

Brookfield Canada Office Properties is a Canadian real estate investment trust, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet and one development property totaling 980,000 square feet. Landmark properties include Brookfield Place Toronto and First Canadian Place in Toronto and Bankers Hall in Calgary.

BROOKFIELD CANADA OFFICE PROPERTIES

Brookfield Place, Bay Wellington Tower

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

UNITHOLDER INQUIRIES

Brookfield Canada Office Properties welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Vice President, Investor Relations and Communications at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to distributions, address changes and unit certificates should be directed to the Trust’s Transfer Agent:

CST TRUST COMPANY

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel:  416.682.3860 / 800.387.0825

Fax:  888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Canada Office Properties maintains a Web site, www.brookfieldcanadareit.com, which provides access to our published reports, press releases, statutory filings, supplementary information and trust and distribution information as well as summary information on the Trust.

Brookfield Canada Office Properties	43

www.brookfieldcanadareit.com